Filed by Stora Enso Oyj
                                                   Pursuant to rule 425 under
                                                   the Securities Act of 1933
                                                   Deemed filed pursuant to Rule
                                                   14a-12 of the Securities
                                                   Exchange Act of 1934


                                     Subject Company:  Consolidated Papers, Inc.
                                     Commission File No. 001-11359


         THE FOLLOWING IS AN INTERVIEW WITH GEORGE W. MEAD, CHAIRMAN OF
            CONSOLIDATED PAPERS, INC. POSTED ON STORA ENSO'S WEBSITE

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in Consolidated Papers' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. Stora Enso does not undertake any obligations to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction between Stora Enso and Consolidated Papers, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Stora Enso and Consolidated Papers. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso and Consolidated Papers at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Consolidated Papers by contacting Consolidated Papers, Attn: Tim Laatsch, Corporate Communications, 231 First Avenue North, Wisconsin Rapids, Wisconsin, 52295-8050 and/or Stora Enso, Attn: Maija Harso, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland.

Consolidated Papers, its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

You may obtain additional information by logging on to the following websites:

www.storaenso.com
www.storaenso.com/investors
www.consolidatedpapers.com

         THE FOLLOWING IS AN INTERVIEW WITH GEORGE W. MEAD, CHAIRMAN OF
            CONSOLIDATED PAPERS, INC. POSTED ON STORA ENSO'S WEBSITE

What does Consolidated gain by combining with Stora Enso? What are the strengths of the newly formed company?

    Consolidated Papers' Board of Directors initiated a detailed analysis of the various options available to the Company in October of 1999. The Board concluded that, ideally, the Company should join with a large and focused company in order to get maximum value from the assets and the resources of Consolidated. Clearly Stora Enso meets these criteria. Stora Enso had decided that they needed to acquire a platform to build on in order to enter the North American printing paper market. Consolidated Papers clearly furnished an excellent platform for that purpose. On the other hand, Stora Enso is a large, global and skillful paper company. Bringing these skills to bear on Consolidated will be good for both.


You were actively looking for a partner yourself. Were there any other notable candidates and why did you decide on Stora Enso?

    I can't comment at this time on the merger process. Our Board believed that Stora Enso presented the best opportunity for Consolidated and its shareholders.


We have seen in the news that your employees are worried about their future and their jobs because of the acquisition. What has your response to them been?

    As usual, the news media seek out bad news if possible. Our response has been that Stora Enso has stated that they have purchased Consolidated Papers as a "platform" to build on in order to enter the North American printing paper market. Nevertheless, we point out, that all such decisions after closing the sale will be up to Stora Enso.


Can we expect production enhancement operations at your mills? If so, what will they be? Will there be changes in your current product range?

    These decisions will be entirely up to Stora Enso. The combination of our two organizations should bring opportunities for improvement.


Does Consolidated Papers have previous experience of acquisitions?

    Yes, we have made two acquisitions in the last five years. The first in 1995 was the two printing paper mills of Pentair, Niagara, an LWC mill in northern Wisconsin, and LSPI, a supercalender mill in Duluth, Minnesota. Within that acquisition we also acquired a recycled pulp facility. Our second acquisition, 1997, was of the Kimberly mill of Repap, now Inter Lake Papers (ILP).




Do you believe that two different corporate cultures can easily be merged? Do you see any differences between Nordic and American corporate cultures and management styles? What can we learn from each other?

    To me this is one of the major advantages of the merger in general. While corporate cultures cannot be easily merged if they are very different, I do not sense that our two organizations do have major differences. As I stated in the press conference in Helsinki on February 22, Scandinavian countries have historically had to look beyond their country borders for marketing their products as drawn from their native resources. This is especially true with forest products. Thus Stora Enso brings to Consolidated the global perspective that we were looking for. At the same time, Consolidated Papers has longstanding, mutually supportive relationships with a majority of the major printing paper customers in North America. I personally believe that the blending of our slightly different cultures will bring out strengths greater than either organization had individually.


Forest company shares have higher valuations in the U.S. than for example in Finland. What do you see as the reason for the difference? Will it disappear?

    I can make two general statements regarding valuations that appear to apply today: U.S. companies in many industries trade at higher valuations than foreign companies and larger companies trade at higher valuations than smaller companies. On the other hand the relative valuation of Stora Enso has in recent time improved relative to the U.S. paper industry and the difference today is slight. Obviously, I have no idea whether it will disappear any more than I can predict anything else about the stock market.


Your assessment of the future of North American forestry companies; will the industry continue to consolidate, will the number of companies drop, will some players give up the fight?

    Yes, consolidation will continue and therefore the number of companies will drop. I have no idea whether some players will give up the fight, but our past experience is that paper mills rarely die, they just change owners.